Exhibit 99.1

Jaguar Mining Announces Results of Director Elections and Appointment of new Chairman of the Board

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, June 29, 2012 /CNW/ - Jaguar Mining Inc. (TSX: JAG) (NYSE: JAG) today announced that at its annual general meeting held earlier today, the six directors nominated by management were elected, however, each of Messrs. Andrews, Clausen and German received more "withheld" votes than votes "for."

Despite Jaguar's majority voting policy not applying to contested director elections, following the meeting, each of Messrs. Andrews, Clausen and German offered up their resignation from the Board of Directors.  During the next 90 days, following receipt of a recommendation from Jaguar's Corporate Governance Committee, the Board of Directors will consider each such resignation and announce its decision, in accordance with the process stipulated in the majority voting policy.

The Company also announced that Mr. Gary German, who has been the Chairman since shortly after Jaguar became a public company, has stepped down as the Chairman of the Board of Directors.  "The Company and the entire Board want to thank Gary for all of his hard work, dedication and leadership over nearly 10 years." said Mr. Griffiths, the senior independent director and member of the Corporate Governance Committee.

Mr. Richard Falconer has been appointed as the new Chairman. "We are extremely pleased that Richard has agreed to be the Chairman of the Board," said Mr. Griffiths. "His experience, judgment, and strong leadership skills will strengthen our Board and benefit both the shareholders and management of the Company. We look forward to benefitting from his leadership and insight."

Mr. Falconer joined the Board of Directors on May 22, 2012.  Prior to that, he spent his entire career with CIBC World Markets Inc., where he retired after 40 years of service as Vice Chairman and Managing Director. In addition to being responsible for senior investment banking relationships, Mr. Falconer's experience at CIBC extended from head of research to co-head of investment banking to Vice Chairman with knowledge across several industries. He is also currently serving as a Director for Resolute Forest Products, Chorus Aviation, Inc., the Bridgepoint Health Foundation and LOFT Community Services.

Jaguar is continuing its active search for a permanent Chief Executive Officer, and expects to make an appointment during the third quarter.  As previously announced, pending the appointment of a permanent Chief Executive Officer, Mr. John Andrews has been appointed, and will continue to act, as interim Chief Executive Officer.

About Jaguar Mining
Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão. The Company is actively exploring and developing additional mineral resources at its approximate 240,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

%CIK: 0001333849

For further information:

Company Contacts:

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 16:30e 29-JUN-12